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                           August 7, 2023

       Robert Berman
       Chief Executive Officer
       enVVeno Medical Corporation
       70 Doppler
       Irvine, California 92618

                                                        Re: enVVeno Medical
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed July 31, 2023
                                                            File No. 333-273546

       Dear Robert Berman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Matthew Bernstein, Esq.